Filed Pursuant Rule 433

Registration No. 333-199594

October 27, 2014

Pricing Term Sheet

$1,000,000,000

The Procter & Gamble Company

$550,000,000 1.900% Notes due 2019

$450,000,000 Floating Rate Notes due 2019

1.900% Notes due 2019

Issuer:	The Procter & Gamble Company

Aggregate Principal Amount:	$550,000,000

Maturity Date:	November 1, 2019

Coupon (Interest Rate):	1.900%

Price to Public (Issue Price):	99.848% of principal amount

Yield to Maturity:	1.932%

Spread to Benchmark Treasury:	+ 45 basis points

Benchmark Treasury:	1.750% due September 30, 2019

Benchmark Treasury Yield:	1.482%

Interest Payment Dates:	May 1 and November 1, commencing May 1, 2015

Day Count Convention:	30/360

Make-whole Redemption:	At any time at the greater of 100% or a discount rate of Treasury plus 7.5 basis points

Trade Date:	October 27, 2014

Settlement Date:	November 3, 2014 (T+5)

CUSIP Number:	742718EG0

ISIN Number:	US742718EG08

Denominations:	$2,000 x $1,000

Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman, Sachs & Co. J.P. Morgan Securities LLC

Senior Co-Managers:	Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. Morgan Stanley & Co. LLC

Co-Managers:	Barclays Capital Inc. BBVA Securities Inc. Credit Suisse Securities (USA) LLC
ING Financial Markets LLC
Fifth Third Securities, Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Mitsubishi UFJ Securities (USA), Inc.
PNC Capital Markets LLC
RBC Capital Markets, LLC
RBS Securities Inc.
The Williams Capital Group, L.P.
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

Type of Offering:	SEC Registered

Listing:	None

Long-term Debt Ratings:	Moody’s: Aa3 (Stable); S&P: AA- (Stable)

Floating Rate Notes due 2019

Issuer:	The Procter & Gamble Company

Aggregate Principal Amount:	$450,000,000

Maturity Date:	November 1, 2019

Price to Public (Issue Price):	100.000% of principal amount

Coupon (Interest Rate):	3-month LIBOR + 27 basis points

Interest Payment Dates:	Quarterly on February 1, May 1, August 1 and November 1, commencing February 1, 2015; provided that if any interest payment date (other than the maturity date) is not a business day at the relevant place of payment, the Company will pay interest on the next day that is a business day at such place of payment as if payment were made on the date such payment was due, and no interest will accrue on the amounts so payable for the period from and after such date to the immediately succeeding business day, except that if such business day is in the immediately succeeding calendar month, such interest payment date (other than the maturity date) shall be the immediately preceding business day. If the maturity date of is not a business day at the relevant place of payment, the Company will pay interest, if any, and principal and premium, if any, on the next day that is a business day at such place of payment as if payment were made on the date such payment was due, and no interest will accrue on the amounts so payable for the period from and after such date to the immediately succeeding business day.

Record Dates:	January 15, April 15, July 15 and October 15 immediately preceding the related interest payment date

Initial Interest Rate:	3-month LIBOR, determined as of two London business days prior to the original issue date, plus 0.27% per annum

Interest Reset Dates:	Quarterly on February 1, May 1, August 1 and November 1, commencing February 1, 2015; provided that if any interest reset date would otherwise be a day that is not a business day, the interest reset date will be postponed to the immediately succeeding day that is a business day, except that if that business day is in the immediately succeeding calendar month, the interest reset date shall be the immediately preceding business day

Interest Reset Periods:	The “initial interest period” will be the period from and including the original issue date to but excluding the initial interest reset date. Thereafter, each “interest reset period” will be the period from and including an interest reset date to but excluding the immediately succeeding interest reset date; provided that the final interest reset period will be the period from and including the interest reset date immediately preceding the maturity date to but excluding the maturity date.

Interest Rate Determination:	The interest rate applicable to each interest reset period commencing on the related interest reset date, or the original issue date in the case of the initial interest period, will be the rate determined as of the applicable interest determination date. The “interest determination date” will be the second London business day immediately preceding the original issue date, in the case of the initial interest reset period, or thereafter the applicable interest reset date. The interest rate in effect on each day will be (i) if that day is an interest reset date, the interest rate determined as of the interest determination date immediately preceding such interest reset date or (ii) if that day is not an interest reset date, the interest rate determined as of the interest determination date immediately preceding the most recent interest reset date or the original issue date, as the case may be.

Three-month LIBOR will be determined by the calculation agent as of the applicable interest determination date in accordance with the following provisions:

(i) LIBOR is the rate for deposits in U.S. dollars for the 3-month period which appears on Reuters Screen LIBOR01 Page (as defined below) at approximately 11:00 a.m., London time, on the applicable interest determination date. “Reuters Screen LIBOR01 Page” means the display designated on page “LIBOR01” on Reuters Screen (or such other page as may replace the LIBOR01 page on that service, any successor service or such other service or services as may be nominated by the British Bankers’ Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits). If no rate appears on Reuters Screen LIBOR01 Page, LIBOR for such interest determination date will be determined in accordance with the provisions of paragraph (ii) below.

(ii) With respect to an interest determination date on which no rate appears on Reuters Screen LIBOR01 Page as of approximately 11:00 a.m., London time, on such interest determination date, the calculation agent shall request the principal London offices of each of four major reference banks (which may include affiliates of the underwriters) in the London interbank market selected by the calculation agent (after consultation with the Company) to provide the calculation agent with a quotation of the rate at which deposits of U.S. dollars having a three-month maturity, commencing on the second London business day immediately following such interest determination date, are offered by it to prime banks in the London interbank market as of approximately 11:00 a.m., London time, on such interest determination date in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time. If at least two such quotations are provided, LIBOR for such interest determination date will be the arithmetic mean of such quotations as calculated by the calculation agent. If fewer than two quotations are provided, LIBOR for such interest determination date will be the arithmetic mean of the rates quoted as of approximately
11:00 a.m., New York City time, on such interest determination date by three major banks
(which may include affiliates of the underwriters) selected by the calculation agent (after consultation with the Company) for loans in U.S. dollars to leading European banks having a three-month maturity commencing on the second London business day immediately following such interest determination date and in a principal amount equal to an amount of not less than
U.S. $1,000,000 that is representative for a single transaction in such market at such time;
provided, however, that if the banks selected as aforesaid by the calculation agent are not quoting such rates as mentioned in this sentence, LIBOR for such interest determination date will be LIBOR determined with respect to the immediately preceding interest determination date.

All percentages resulting from any calculation of any interest rate will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655), and all dollar amounts will be rounded to the nearest cent, with one-half cent being rounded upward.

Promptly upon such determination, the calculation agent will notify the Company and the trustee (if the calculation agent is not the trustee) of the interest rate for the new interest reset period. Upon request of a holder, the calculation agent will provide to such holder the interest rate in effect on the date of such request and, if determined, the interest rate for the next interest reset period.

All calculations made by the calculation agent for the purposes of calculating interest shall be conclusive and binding on the holders and the Company, absent manifest errors.

Business Day:	With respect to the notes, “business day” means any day (1) that is not a Saturday or Sunday and that is not a day on which banking institutions are authorized or obligated by law or executive order to close in The City of New York and, for any place of payment outside of The City of New York, in such place of payment, and (2) that is also a “London business day”, which is a day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

Day Count Convention:	Actual/360

Calculation Agent:	Deutsche Bank Trust Company Americas, or its successor appointed by the Company

Redemption:	Not redeemable

Trade Date:	October 27, 2014

Settlement Date:	November 3, 2014 (T+5)

CUSIP Number:	742718EH8

ISIN Number:	US742718EH80

Denominations:	$2,000 x $1,000

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Goldman, Sachs & Co.
J.P. Morgan Securities LLC

Senior Co-Managers:	Deutsche Bank Securities Inc.
HSBC Securities (USA) Inc.
Morgan Stanley & Co. LLC

Co-Managers:	Barclays Capital Inc.
BBVA Securities Inc.
Credit Suisse Securities (USA) LLC
ING Financial Markets LLC
Fifth Third Securities, Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Mitsubishi UFJ Securities (USA), Inc.
PNC Capital Markets LLC
RBC Capital Markets, LLC
RBS Securities Inc.
The Williams Capital Group, L.P.

U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

Type of Offering:	SEC Registered

Listing:	None

Long-term Debt Ratings:	Moody’s: Aa3 (Stable); S&P: AA- (Stable)

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Goldman, Sachs & Co. toll-free at 1-866-471-2526 or J.P. Morgan Securities LLC collect at 1-212-834-4533.

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